Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 10 DATED NOVEMBER 7, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated April 27, 2016, Supplement No. 6 dated August 18, 2016 (which consolidated and replaced all previous supplements to the prospectus), Supplement No. 7 dated September 21, 2016, Supplement No. 8 dated September 30, 2016 and Supplement No. 9 dated October 18, 2016. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	recent real property acquisitions; and

(3)	the placement of debt on a real property investment.
Status of Our Public Offering
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering shares of Class A common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of November 4, 2016, we had accepted investors’ subscriptions for and issued approximately 67,817,000 shares of Class A common stock and 10,329,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $672,317,000 and $98,873,000, respectively. As of November 4, 2016, we had approximately $1,578,810,000 in Class A shares and Class T shares of common stock remaining in the Offering.
Recent Real Property Acquisitions
The following information replaces in its entirety the first sentence of the second full paragraph on page 16 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the second full paragraph on page 135 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of November 7, 2016, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned 100% of the fee simple interest in 46 properties located in various states, consisting of approximately 2,519,000 gross rentable square feet of commercial space with a consolidated weighted average yield of 7.96% and average annual rent escalations of 2.19%.
The following information supplements, and should be read in conjunction with, the table on page 17 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 135 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Date Acquired	Year Constructed	Purchase Price	Property Taxes(4)	Fees Paid to Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy	Location	MSA(5)
McLean Data Center Portfolio	10/17/2016	(6)	$85,000,000	$810,953	$1,700,000	7.30%	7.82%	97.31%	McLean, VA	Washington-Arlington-Alexandria, DC-VA-MD-WV

(1)
Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 103 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The properties are subject to a long-term net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

(4)	Represents the real estate taxes on the properties for 2016.

(5)	Our portfolio is located in the metropolitan statistical area, or MSA, and as such may compete with other facilities for tenants if the current leases are not renewed.

(6)	The McLean Data Center Portfolio consists of two properties. McLean I was built in 1966 and renovated in 1998. McLean II was built in 1991 and renovated in 1998.

*	We believe our properties are suitable for their present and intended purposes, and adequately covered by insurance.
Tenant Lease Terms
The following information supplements, and should be read in conjunction with, the table beginning on page 141 contained in the “Investment Objectives, Strategy and Policies–Tenant Lease Terms” section of the prospectus:

Portfolio Description	Property Description	Major Tenants(1)	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options(3)	Annual Base Rent at Acquisition		Annual Base Rent Per Square Foot at Acquisition	Lease Expiration
McLean Data Center Portfolio(2)	McLean I	Level 3 Communications, LLC(4)(7)	65,794	94.90%	None	$2,928,144	(5)	$44.50	04/30/2033
	McLean II	PAETEC Communications, LLC(4)(8)	62,002	100.00%	1/5 yr.	$3,272,950	(6)	$52.79	03/31/2024

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	All of the operations and the principal nature of the business of the tenants are data center related.

(3)	Represents option renewal period/term of each option.

(4)	The tenant entered into a net lease pursuant to which the tenant is required to pay all operating expenses. We are responsible for roof, foundation and structural components of the building.

(5)
The portion of the annual base rent for 62,094 square feet of the leased area increases each year by 2.50% of the then-current annual base rent and by 2.75% beginning on May 1, 2018. The portion of the annual base rent for 3,700 square feet of the leased area increases each year by 2.75% of the then-current base rent.

(6)	The annual base rent under the lease increases every year by 2.75% of the then-current base rent.

(7)	Level 3 Communications, LLC is a wholly owned subsidiary of Level 3 Communications, Inc., which is rated Ba3 by Moody's Investors Service and BB by Standard and Poor's Rating Services.

(8)	The lease is guaranteed by PAETEC Holding, LLC, a subsidiary of Windstream Services, LLC. Windstream Services, LLC is rated B1 by Moody's Investors Service.
The following information supplements, and should be read in conjunction with, the table on page 142 contained in the "Investment Objectives, Strategy and Policies—Depreciable Tax Basis” section of the prospectus:

Property Description	Depreciable Tax Basis
McLean Data Center Portfolio	$76,500,000
Other Real Property Acquisitions
The following information replaces in its entirety the first sentence of the first full paragraph on page 18 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the first full paragraph on page 137 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of November 7, 2016, we purchased, since inception, 29 other properties for an aggregate purchase price of approximately $492,859,000, plus closing costs, and consolidated annual base rent at acquisition of approximately $34,895,000.
The following information supplements, and should be read in conjunction with, the table beginning on page 18 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 137 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Location	MSA(3)	Date Acquired	Purchase Price	Property Taxes (4)	Fees Paid to Sponsor (1)	Major Tenant (2)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased to Major Tenants	% of Total Rentable Square Feet Leased	Lease Expiration for Major Tenants
Select Medical Rehabilitation Facility	Marlton, NJ	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	11/01/2016	$63,580,000	264,847	$1,271,600	Kessler Institute for Rehabilitation, Inc.(5)	89,000	100.00%	100.00%	10/31/2031

(1)
Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned "Management Compensation" beginning on page 103 of the prospectus.

(2)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property.

(3)	Our property is located in the MSA and as such may compete with other facilities for tenants if the current lease is not renewed.

(4)	Represents the real estate taxes for 2016.

(5)	The tenant is a subsidiary of Select Medical Holdings Corporation, which is rated B1 by Moody's Investors Service.

*	We believe our property is suitable for its present and intended purpose, and adequately covered by insurance.
Placement of Debt on a Real Property Investment
The following table is inserted in the “Investment Objectives, Strategy and Policies — Description of Real Estate Investments” section beginning on page 135 of the prospectus.

Property Description	Lender	Loan Balance*		Interest Rate		Loan Date
AT&T Hawthorne Data Center	SunTrust Bank	$19,875,000		30-day LIBOR plus 250 basis points		10/28/2016	10/28/2021
	Compass Bank	19,875,000
		$39,750,000	(1)		(2)

*	Principal balance outstanding on the loan is as of the respective loan origination date.

(1)
The loan is secured by the AT&T Hawthorne Data Center. The material terms of the loan provide for the following: (i) a variable interest rate at the 30-day LIBOR plus 250 basis points and (ii) a default annual interest rate equal to the lesser of (a) the interest rate otherwise applicable to the loan plus an additional 4% per annum, or (b) the maximum legal rate (as defined in the loan agreement). The loan agreement also contains various affirmative and negative covenants that are customary for loan agreements of this type, including, among others, mandatory prepayment upon the occurrence of certain events.

(2)
Represents the interest rate as of October 28, 2016. On November 3, 2016, we entered into an interest rate swap to effectively fix LIBOR at a rate of 1.201%, through the maturity date of October 28, 2021.

3